

05058235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

(Mark One)

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

               For the fiscal year ended December 18, 2004

                              OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

               For the transition period _____ to _____

                 Commission File Number 333-13302

A.   Full title of the Plan: PROFIT-SHARING AND RETIREMENT PLAN OF
                               KASH N' KARRY FOOD STORES, INC.

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
     executive office: Delhaize group

          Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
          Rue Osseghem 53
          B-1080 Brussels, Belgium

PROCESSED

JUN 20 2005

FINANCIAL

Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc.

Financial Statements as of December 18, 2004 and
December 27, 2003, and for the Year Ended
December 18, 2004, Supplemental Schedule as of
December 18, 2004, and Report of Independent
Registered Public Accounting Firm

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
Fax: +1 704 887 1561
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
 Profit-Sharing and Retirement Plan of
 Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statements of net assets available for benefits of Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 18, 2004 and December 27, 2003, and the related statement of changes in net assets available for benefits for the year ended December 18, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 18, 2004 and December 27, 2003, and the changes in net assets available for benefits for the year ended December 18, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2005

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 18, 2004 AND DECEMBER 27, 2003

	2004	2003
ASSETS:		
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments	$ 78,071,221	$ 71,308,801
Participant loans	7,660,208	8,432,515
Total plan interest in Food Lion, Inc. Master Trust	85,731,429	79,741,316
Receivables:		
Employer's contributions	3,462,789	3,917,599
Participants' contributions	112,594	84,273
Total receivables	3,575,383	4,001,872
NET ASSETS AVAILABLE FOR BENEFITS	$ 89,306,812	$ 83,743,188

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 18, 2004

ADDITIONS:	
Contributions:	
Employer's	$ 4,560,992
Participants'	2,502,579
Participants' rollovers	49,158
Total contributions	7,112,729
Plan interest in Food Lion, Inc. Master Trust investment income	9,152,695
Transfers from other plans	974,880
Total additions	17,240,304
DEDUCTIONS:	
Benefits paid to participants	(11,378,078)
Administrative expenses	(70,931)
Transfers to other plans	(227,671)
Total deductions	(11,676,680)
NET INCREASE	5,563,624
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	83,743,188
End of year	$ 89,306,812

See notes to financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.

**NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 18, 2004 AND DECEMBER 27, 2003, AND
FOR THE YEAR ENDED DECEMBER 18, 2004**

1.   **DESCRIPTION OF THE PLAN**

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. A committee appointed by the Board of Directors of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. All employees of the Company become participants in the associates savings portion of the Plan when they have completed 500 hours of service in a 12-month period ending on the last calendar day of the month.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution of 3 percent of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2 percent depending on the financial performance of the Company during the plan year. For 2004, such contribution was 3 percent of participants' eligible compensation and totaled $3,434,132. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's match to participants' contributions, allocations of Company profit-sharing contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are held in a trust account at AMVESCAP National Trust Company (the "Trustee") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan") for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust the, Delhaize Group American Depository Shares Fund, and The Food Lion, LLC Master Trust Stable Value Fund as investment options for participants.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The INVESCO Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts range from 3.85 percent to 6.99 percent and 3.98 percent to 6.99 percent at December 18, 2004 and December 27, 2003, respectively.

Vesting—Participants are vested immediately in their contributions to the associates savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing portion after five years of service. Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Effective June 1, 2003, participants may have up to two loans outstanding at any time. Only one loan was permitted to be outstanding prior to June 1, 2003. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual, or annual cash installments are also available.

Forfeited Accounts—At December 18, 2004 and December 27, 2003, forfeited nonvested accounts totaled $1,461,961 and 1,142,534, respectively. These accounts will be used to reduce future employer contributions or pay expenses of the Plan, as provided in the Plan document.

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by subsidiaries of Delhaize, America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits. During 2004, $748,508 and $(206,619), respectively, of participant account balances were transferred to and from the Food Lion Plan and $226,372 and $(21,052), respectively, of participant account balances were transferred to and from the Hannaford Savings and Investment Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's interest in the Master Trust is presented at fair value, except for the guaranteed investment contracts held by The Food Lion, LLC Stable Value Fund, which are fully benefit-responsive and are therefore presented at contract value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments other than participant loans, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses of the Plan, such as legal and accounting fees, are generally paid by the Company while other administrative expenses are paid by the Plan. Effective December 17, 2004, all expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees shall be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3. INTEREST IN MASTER TRUST

The investments of the Master Trust at December 18, 2004 and December 27, 2003 are summarized as follows:

	2004	2003
Investments:		
Mutual funds:		
The Growth Fund of America	$ 16,051,934	$ 6,776,315
Franklin Small-Mid Cap Growth Fund	11,050,456	43,347,399
PIMCO Total Return Class	14,672,399	15,313,487
MFS Total Return Fund Class A	52,955,964	49,189,872
Franklin Small Cap Growth Fund II	45,617,152	9,091,396
Janus Worldwide Fund	-	31,112,900
AIM Select Equity Fund	-	4,731,675
INVESCO Dynamics Fund	7,927,115	7,909,158
Excelsior Value and Restructuring Fund	84,760,112	70,172,019
American Europacific Growth	34,843,719	-
Food Lion, LLC Master Trust Stable Value Fund	382,651,383	383,421,794
Delhaize Group American Depository Shares Fund	95,550,750	59,974,538
Common collective trust —IRT 500 Index Fund	20,058,391	17,332,053
Participant loans	72,289,559	74,530,744
Total investments	$838,428,934	$772,903,350
Plan's interest in net assets of Master Trust	$ 85,731,429	$ 79,741,316
Plan's interest in Master Trust as a percentage of the total	10 %	10 %

The investment income of the Master Trust for the year ended December 18, 2004 is summarized below:

Dividend and interest income	$ 23,290,020
Net appreciation in fair value of investments:	
Mutual funds	26,126,050
Common collective trust	1,870,610
ADRs held by Delhaize Group American Depository Shares Fund	33,102,239
Net appreciation in fair value of investments	61,098,899
Net investment income of Master Trust	$ 84,388,919

4. **EXEMPT PARTY-IN-INTEREST TRANSACTIONS**

Certain plan investments are shares of mutual funds and a common collective trust managed by INVESCO, an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 18, 2004 and December 27, 2003, the Plan held 439,026 and 482,645 units, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $4,713,977 and $4,758,099, respectively.

5. **PLAN TERMINATION**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6. **FEDERAL INCOME TAX STATUS**

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the tax determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 18, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2005 to 2014 at interest rates of 5.00% to 11.75%)	**	$ 7,660,208

* Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.

Date: June 16, 2005

By: _____
Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit
Number   Exhibit

  23.1   Consent of Independent Accountants, Deloitte & Touche LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59686 of Establissements Delhaize Freres et Cie "Le Lion" S.A. on Form S-8 of our report dated June 15, 2005, appearing in this Annual Report on Form 11-K of Profit-Sharing and Retirement Plan of Kash n' Karry Stores, Inc. for the year ended December 18, 2004.

Deloitte & Touche LLP

Charlotte, North Carolina
June 16, 2005